December 12, 2013

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Beverages, Apparel, and Mining
Washington, DC  20549-7010
Attention: Tia Jenkins, Senior Assistant Chief Accountant

Dear Ms. Jenkins:

Re:	Alexco Resource Corp.
Form 40-F for the Year Ended December 31, 2012 Filed March 28, 2013 File No. 001-33621

Reference is made to the staff of the Securities and Exchange Commission’s (the “Staff”) comment letter dated December 6, 2013 in respect of Alexco’s Form 40-F for the fiscal year ended December 31, 2012.  Set forth below is the response to the comment letter.  For ease of reference, the text of each Staff comment is reproduced in bold-face type, followed by the response.  Terms used but not defined herein have the meanings set out in the 40-F.

In the responses, we have agreed to change or supplement our disclosures in future filings.  We are doing so in the spirit of cooperation with the Staff and not because we believe our prior filing is materially deficient or inaccurate.  Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient.

In relation to all our responses below and our agreement in the spirit of cooperation with the Staff to change or supplement our disclosures in future filings, please note that Alexco Resource Corp. is incorporated in British Columbia and is a “foreign private issuer” as defined in Rule 405 of the Securities Act of 1933, as amended.  Alexco satisfies the requirements of General Instruction A.2 of Form 40-F and files reports with the United States Securities and Exchange Commission (the ”Commission”) pursuant to the multi-jurisdictional disclosure system (MJDS) adopted by the securities regulatory authorities in Canada and the Commission.  Pursuant to MJDS, Alexco prepares its Annual Information Form, management’s discussion and analysis and its financial statements in accordance with applicable Canadian disclosure requirements.  Alexco intends to continue to prepare its Annual Information Form, management’s discussion and analysis, financial statements and other Canadian MJDS reports filed with the Commission pursuant to such Canadian disclosure requirements.

Head Office	T. 604 633 4888
Alexco Resource Corp. 200 Granville Street, Suite 1150 Vancouver, BC V6C 1S4 Canada	F. 604 633 4887

Staff Comment No. 1

Form 40-F for the Year Ended December 31, 2012
Exhibit 99.2 Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 3.  Summary of Significant Accounting Policies

(e)  Mineral Properties

1.
We note your response to prior comment 1.  Please provide us with and confirm that in future filings you will revise to expand your accounting policy regarding depletion of mineral production properties to address the following items:

●	Define the estimated mineable resources used in your calculation of the mineral production property depletion; and
●	Describe the nature and amount of the mineral resources, by categories, which are included in your depletion calculation.

Response:

●	We confirm that in future filings, we anticipate revising the final paragraph of our accounting policy note regarding mineral properties in a manner substantially consistent with the following:

Prior phrasing:  “Depletion of mineral production properties is calculated on the units-of-production basis, using estimated mineable resources.”

Revised phrasing:  “Depletion of mineral production properties is calculated on the units-of-production basis using estimated mine plan resources, such resources being those defined in the mine plan on which the applicable mining activity is based.  The mine plan resources for such purpose are generally as described in an economic analysis supported by a technical report compliant with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects.”

●
As stated in our comment letter of November 20, 2013, in the response therein to Staff Comment No. 1, for the 2012 fiscal year 100% of the estimated mineable resources on which our depletion calculation is based are classified as indicated resources.  We confirm that in future filings, we will describe the nature and amount of the mineral resources, by categories, comprising the estimated mineable resources on which our depletion calculation is based.

In providing this response, we acknowledge that:

●	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

ALEXCO RESOURCE CORP.

/s/ David Whittle
Per:      David E. Whittle
Chief Financial Officer

cc         Craig McMillan
PricewaterhouseCoopers LLP